To: The U.S. Securities & Exchange Commission

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


03050393



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

On 20 March 2003, TVB entered into an arrangement with a Hong Kong SAR bank to issue an irrevocable stand-by letter of credit in the amount of NT$735,000,000 (approximately HK$165,200,000) for a period of one year from the issue date against 70% of the banking facilities (in proportion to the shareholding of TVB in LYP) to be granted to LYP by a Taiwanese bank. Upon the issuance of the irrevocable stand-by letter of credit, TVB provides financial assistance to its 70% non-wholly owned subsidiary.

LYP is a 70% non-wholly owned subsidiary of TVB while the minority shareholder company of LYP owns the remaining 30%. At the same time, one of the directors of LYP also holds more than 30% interest of such minority shareholder company, hence making the minority shareholder company an associate of such director. Such minority shareholder company will provide a several guarantee (and not a joint and several guarantee) against the remaining 30% of the banking facilities to be granted to LYP by the Taiwanese bank in proportion to its shareholding in LYP. As a result, the transaction constituted connected transaction of TVB under Rule 14.25(2)(b) of the Listing Rules. Details of the transaction will also be included in the next published annual report and accounts of TVB.

DETAILS OF THE TRANSACTION

Liann Yee Production Co. Ltd. ("LYP"), a company incorporated in Taiwan and a 70% non-wholly owned subsidiary of Television Broadcasts Ltd. ("TVB"), currently obtains banking facilities with a limit of NT$1,433,757,796 (approximately HK$322,165,376) from various banks in Taiwan. In order to obtain a more competitive interest rate, LYP decides to consolidate the banking facilities into one Taiwanese bank and use the monies so granted to pay off the outstanding banking facilities. The amount of the facilities to be granted by the Taiwanese bank is NT$1,050,000,000 (approximately HK$236,000,000).

For the Taiwanese bank to grant the banking facilities to LYP, it requires an irrevocable stand-by letter of credit in an amount equivalent to 70% of the banking facilities (in proportion to the shareholding of TVB in LYP) from another bank, i.e. NT$735,000,000 (approximately HK$165,200,000). Hence, on 20 March 2003 TVB arranged with a bank in Hong Kong SAR for the issuance of such irrevocable stand-by letter of credit on normal commercial terms for a period of one year from the issue date by paying the relevant commission to the Hong Kong SAR bank at a rate that is on normal commercial term. The commission payable by TVB to the Hong Kong SAR bank will be re-charged to LYP.

Both the Taiwanese bank and the Hong Kong SAR bank are licensed banks and are independent of and not connected with the directors, chief executive or substantial shareholders of TVB, its subsidiaries and their respective associates respectively as at the date of transaction.

REASONS FOR THE TRANSACTION

By consolidating various banking facilities into one bank, the amount of interest payment by LYP is reduced by approximately NT$34,000,000 (approximately HK$7,639,800) per annum net of commission payable to the Hong Kong SAR bank recharged by TVB; hence, it results in saving to the Group indirectly.

The above Hong Kong dollars amounts are based on the exchange rate of approximately HK$0.2247 = NT$1.

PRINCIPAL ACTIVITIES OF THE GROUP, TVB and LYP

TVB and its subsidiaries ("Group") are principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. TVB is principally engaged in television broadcasting, programme production and other broadcasting related activities. LYP is in the business of television programming, production and television channel transmission and operation.

IMPLICATIONS UNDER THE LISTING RULES

LYP is a 70% non-wholly owned subsidiary of TVB while the minority shareholder company of LYP, Era Communications Co., Ltd. ("ERA"), owns the remaining 30%. At the same time, Mr. F.S. Chiu, one of the directors of LYP, also holds more than 30% interest of ERA, hence making ERA an associate of Mr. F.S. Chiu. As a result, LYP is a company of which both TVB and a connected person are both shareholders.

By entering into an arrangement with a Hong Kong SAR bank to issue an irrevocable stand-by letter of credit against 70% of the banking facilities to be granted to LYP by a Taiwanese bank, TVB is providing financial assistance to LYP in proportion to the shareholding of TVB in LYP; hence, the transaction constituted connected transaction of TVB. At the same time, the remaining 30% of the banking facilities to be granted to LYP by the Taiwanese bank will be severally guaranteed by ERA (and not a joint and several guarantee) in proportion to ERA's shareholding in LYP.

As the amount of the irrevocable stand-by letter of credit issued pursuant to the transaction represents less than 15% of the net tangible assets of the Group, the transaction is being disclosed in accordance with Rule 14.25(2)(b) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). The directors of TVB, including the independent non-executive directors, consider that the transaction is fair and reasonable and in the interests of the shareholders of TVB, and the transaction is entered into in the ordinary and usual course of business and on normal commercial terms. Details of the transaction will also be included in the next published annual report and accounts of TVB.

By Order of the Board
Television Broadcasts Limited
Ho Chan Fai
Company Secretary

20 March 2003 Hong Kong